UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022	Commission File Number: 1-31349

THOMSON REUTERS CORPORATION

(Translation of registrant’s name into English)

333 Bay Street, Suite 300

Toronto, Ontario M5H 2R2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION
(Registrant)

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Deputy Company Secretary

Date: June 8, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	News release dated June 8, 2022 – Thomson Reuters Announces Annual Renewal of Normal Course Issuer Bid and New US$2.0 Billion Buyback Program

99.2	Notice of Intention to Make a Normal Course Issuer Bid